EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Six Months and Quarter Ended June 29, 2003

(Thousands of Dollars)

	Six
	Months	Quarter
	-------	-------

Earnings available for fixed charges:
Net earnings	$ 12,606	11,417
Add:
Fixed charges	34,678	15,772
Income taxes	4,663	4,223
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Total	$ 51,947	31,412
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Fixed charges:
Interest on long-term debt	$ 24,864	10,714
Other interest charges	2,132	1,260
Amortization of debt expense	587	236
Rental expense representative
of interest factor	7,095	3,562
	------------	----------
Total	$ 34,678	15,772
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Ratio of earnings to fixed charges	1.498	1.992
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